s[Letterhead of Harbin Electric, Inc.]

November 6, 2006

VIA EDGAR AND
FACSIMILE: (202) 772-9218

Peggy Fisher
Assistant Director
Division of Corporation Finance
Mail Stop 6010
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Harbin Electric, Inc.
Amendment No. 4 to Registration Statement on Form SB-2
Filed October 4, 2006
File No. 333-131032

Dear Ms. Fisher:

Please find below the responses of Harbin Electric, Inc. (the “Company”) to the Staff’s comments on Amendment No. 4 to the above referenced Registration Statement as set forth in its letter dated October 20, 2006 directed to the undersigned as Agent for Service for the Company. For your convenience, we are delivering to your office “marked to show changes” copies of Amendment No. 5 to the Registration Statement, comparing Amendment No. 5 with the previous submission.

Please note that the numbered responses below correspond to the numbered comments in the Staff's letter.

Selected Financial Data, page 31

1.	Revise to provide the statement of operations data for the six months periods ended June 30, 2006 and June 30, 2005 or tell us why your current presentation is appropriate.

Response: In response to the Staff’s comment, we have revised the disclosure on page 35 of the prospectus to provide the statement of operations data for the six months periods ended June 30, 2006 and June 30, 2005.

2.	Your “translation gain” for the three month periods ended June 30, 2006 does not agree to your statement of operations. Revise as necessary.

Response: In response to the Staff’s comment, we have revised the disclosure on page 35 of the prospectus to reconcile those numbers.

Liquidity and Capital Resources, page 35

3.
Please revise your disclosure to address any terms of the transactions referenced under the heading Recent Developments on page 3 that are reasonably likely to have a material impact on your short-term or long-term liquidity. We note, for example, your expenditures contemplated by the Land Use Lease referenced on page 30 and the debt covenants referenced on page 5.

Response: In response to the Staff’s comment, the Company has added disclosure on page 39 of the prospectus to address the reasonably likely material impact of the transactions referenced under the Recent Developments section on liquidity.

Legal Proceedings, page 39

4.	Please revise your disclosure to clarify the “related relief” sought by Leong Sing Lye. If know, please quantify any monetary damages sought.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 43 of the prospectus to clarify the relief sought by Mr. Lye.

Note 16. Subsequent Events, page F-31

5.
The joint research and development agreement and the land use lease are significant subsequent events. Revise the notes to the interim financial statements to make full disclosure about these agreements or tell us why such disclosure is not necessary. Make comprehensive disclosure about your cash obligations under the arrangements, including disclosure about the contractual timing of required payments. Also make disclosure about other significant performance obligations. For instance, the land use agreement appears to require that you incur costs for site improvement.

Response: In response to the Staff’s comment, the company has revised the disclosure in the notes of the interim financial statements on pages F-31 through F-33 of the prospectus.

6.	Please refer to prior comment 3 and your supplemental response dated October 5, 2006. We have the following additional comments:

•
Please revise the filing to clearly disclose all the material terms of the note and warrants. Likewise, please clearly describe the material terms of the registration rights agreements, including all the conditions under which you would be required to pay damages.

•	Revise your footnote to disclosure how you accounted for the issuance of the note, warrants and related registration rights agreement.

•
Tell us and disclose how you are amortizing the discount related to the debt. Given that you are required to make monthly interest payments, it appears that you should use the effective-interest method to amortize any discount.

•	Disclose the maximum payable under your registration rights agreements.

•
We note you determined that the warrants should be classified as a liability. Please revise to disclose the methodology and significant assumptions used to value the warrants and how they will be recorded in the future.

Response: In response to the Staff’s comments, the Company has added the requested disclosure throughout the prospectus, including in the subsequent events footnotes to the interim financial statements.

* * *
The Company hereby acknowledges that:

•	the Company is responsible for the accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the Company’s responses, the enclosures provided herein, or would prefer to organize a conference call to discuss any unresolved matters, please do not hesitate to call me at 215.543.8104.

Very truly yours,

/s/ Barry Raeburn
Barry Raeburn